Oncolytics Biotech® Announces Voting Results from the Annual General Meeting of Shareholders and Appoints James T. Parsons to its Board of Directors

Mr. Parsons served as the Chief Financial Officer of Trillium Therapeutics, which was recently acquired by Pfizer Inc.

SAN DIEGO, CA and CALGARY, AB, June 17, 2022 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), today announced the voting results from its Annual General Meeting (AGM) of Shareholders held on Thursday, June 16, 2022. A total of 40.43% of the issued and outstanding common shares of the Corporation were represented either in person or by proxy at the meeting. Additionally, James T. Parsons was elected to the Oncolytics Biotech Board of Directors. Leonard (Leon) Kruimer did not stand for re-election as a director at the AGM.

Mr. Parsons commented, “Oncolytics’ clinical data highlight a compelling opportunity ahead, and it is an honor to join the Board at this exciting time. Pelareorep is a unique immunotherapeutic agent with the potential to be a backbone therapy that combines with a variety of oncology drugs to address unmet needs in multiple indications. The company has established collaborations with several of the largest actors in the biopharma world, leaving it well-positioned to efficiently pursue its clinical objectives. I am excited to begin working with the company.”

Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics Biotech Inc., commented, “Mr. Parsons executive experience, vision, and impressive record of success make him an ideal addition to our Board. I look forward to benefitting from his guidance and expertise as we work to advance pelareorep’s development and drive our corporate growth. I would also like to thank Mr. Kruimer for his service and for helping us get to where we are today.”

On a vote by ballot, the six nominees proposed by the Corporation were elected as Directors of Oncolytics to serve until the Corporation's next Annual Meeting of Shareholders or until their successors are elected or appointed, with shares represented at the meeting voting in favor of individual nominees as follows:

Director	For	%	Withheld	%
Deborah M. Brown	5,112,608	69.85%	2,206,718	30.15%
Matthew C. Coffey	5,096,168	69.63%	2,223,158	30.37%
Angela Holtham	5,145,846	70.30%	2,173,480	29.70%
James T. Parsons	5,187,517	70.87%	2,131,809	29.13%
Wayne Pisano	5,126,467	70.04%	2,192,859	29.96%
Bernd R. Seizinger	5,116,321	69.90%	2,203,005	30.10%

In addition to the election of all nominees listed as directors in the management information circular, dated April 29, 2022, Oncolytics shareholders approved all other resolutions placed before the meeting. These included fixing the number of directors of the Corporation for the ensuing year at six and appointing auditors for the Corporation for the ensuing year.

For more details on the matters covered at the annual meeting, please refer to the Corporation's management information circular available on SEDAR at www.sedar.com. Final voting results on all matters voted on at the annual meeting will also be filed on SEDAR.

James T. Parsons Biography
Mr. Parsons is a life sciences industry veteran with over two decades of executive experience. He served as the Chief Financial Officer (CFO) of Trillium Therapeutics Inc. (TSX / NASDAQ: TRIL) from August 2011 through its acquisition by Pfizer in November 2021 for an aggregate purchase price of approximately $2.2 billion. Prior to his time at Trillium, Mr. Parsons provided financial consulting services as the President of Empar Management. He also previously served as Vice President, Finance, at DiaMedica Therapeutics Inc, CFO of ProMIS Neurosciences (formerly Amorfix Life Sciences Ltd.), and CFO and Vice President, Finance and Administration, at Aptose Biosciences Inc. (formerly Lorus Therapeutics). Mr. Parsons has been a Director and the Chair of the Audit Committees of Sernova Corp. (TSX: SVA) and DiaMedica Therapeutics Inc. (NASDAQ: DMAC) since 2012 and 2015, respectively.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies as it advances towards a registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential and benefits of pelareorep as a cancer therapeutic; Oncolytics’ expectations and plans to advance towards a registration study in metastatic breast cancer; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com